UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alussa Energy Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G0232J 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0232J 101

1.	Names of Reporting Persons Alussa Energy Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 7,187,500 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,187,500 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G0232J 101

1.	Names of Reporting Persons Daniel Barcelo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,187,500 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,187,500 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,187,500 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s Class B ordinary shares, which are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the holder, and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1 (File Nos. 333-234440 and 333-235258). Alussa Energy Sponsor LLC is the record holder of the shares reported herein. Mr. Barcelo is the managing member of Alussa Energy Sponsor LLC. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Alussa Energy Sponsor LLC.

(2)	Excludes 8,750,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 28,750,000 Class A ordinary shares and 7,187,500 Class B ordinary shares reported to be issued and outstanding in the Company’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 27, 2019 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2019, after giving effect to the completion of its initial public offering and the full exercise of the underwriters’ over-allotment option, as described therein.

Item 1(a).	Name of Issuer

Alussa Energy Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

PO Box 500, 71 Fort Street

Grand Cayman KY1-1106

Cayman Islands

Item 2(a).	Names of Persons Filing

Alussa Energy Sponsor LLC and Daniel Barcelo (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

PO Box 500, 71 Fort Street

Grand Cayman KY1-1106

Cayman Islands

Item 2(c).	Citizenship

Alussa Energy Sponsor LLC is a limited liability company formed in Delaware. Daniel Barcelo is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

* Class A ordinary shares are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”), or earlier at the option of the holder, on a one-for-one basis, subject to certain adjustments. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20% of the sum of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination and any private placement-equivalent warrants issued to Alussa Energy Sponsor LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G0232J 101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, the Reporting Persons may be deemed to beneficially own 7,187,500 of the Issuer’s Class B ordinary shares, representing 20% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the Reporting Persons, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statements on Form S-1 (File Nos. 333-234440 and 333-235258). The percentage of Class B ordinary shares held by the Reporting Persons is based upon 28,750,000 Class A ordinary shares and 7,187,500 Class B ordinary shares reported to be issued and outstanding in the Company’s prospectus filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission on November 27, 2019 and the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2019, after giving effect to the completion of its initial public offering and the full exercise of the underwriters’ over-allotment option, as described therein.

Alussa Energy Sponsor LLC is the record holder of the shares reported herein. Mr. Barcelo is the managing member of Alussa Energy Sponsor LLC. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Alussa Energy Sponsor LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 10, 2020

/s/ Daniel Barcelo,	02/10/2020
as managing member of Alussa Energy Sponsor LLC

/s/ Daniel Barcelo	02/10/2020
** Signature of Reporting Person	Date

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.0001 par value per share, of Alussa Energy Acquisition Corp. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 10, 2020.

/s/ Daniel Barcelo,	02/10/2020
as managing member of Alussa Energy Sponsor LLC

/s/ Daniel Barcelo	02/10/2020
** Signature of Reporting Person	Date